SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant's name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

On May 14th, 2002 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the three month period ended on March 31, 2003. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.

( Free translation from the original in Spanish)

	As of March31,
	2003	2002
CONSOLIDATED BALANCE SHEET	ThCh$	ThCh$

ASSETS
CURRENTS ASSETS
Cash and Banks	2,557,846	2,966,357
Time deposits	6,908,088	2,437,794
Marketable securities (net)	1,543,059	571,200
Accounts receivable (net)	33,829,687	26,498,430
Notes receivable (net)	5,182,840	6,196,598
Sundry debtors	3,715,291	3,304,672
Notes and accounts receivable from related companies	1,541,754	5,486,007
Inventories (net)	49,073,018	34,972,035
Recoverable taxes	10,048,911	4,204,699
Prepaid expenses	2,408,947	1,448,646
Deferred taxes	331,022	344,015
Other current assets	4,417,441	3,055,997

Total current assets	121,557,904	91,486,450

FIXED ASSETS
Land	45,586,807	40,940,190
Buildings and infrastructure	74,463,795	62,304,392
Machinery and equipment	340,872,527	287,837,859
Other fixed assets	116,552,463	130,082,047
Asset reappraisal	0	0
Less: depreciation	(121,839,002)	(102,253,771)

Total fixed assets	455,636,590	418,910,717

OTHER ASSETS
Investments in related companies	202	0
Investments in other companies	137,601	156,191
Goodwill	941,586	1,163,476
Negative goodwill	(1.392,644)	0
Long term receivable	1,023,980	1,306,414
Notes and accounts receivable from related companies	2,174,352	2,247,624
Deferred taxes	0	0
Intangible assets	0	0
Amortization (less)	0	0
Other Assets	109,211,349	94,969,387

Total other assets	112,096,426	99,843,092

TOTAL ASSETS	689,290,920	610,240,259

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

	As of March 31,
	2003	2002
CONSOLIDATED BALANCE SHEET	ThCh$	ThCh$

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Due to banks and financial institutions short/term	18,558,687	31,642,518
Short/term portion of long/term liabilities to banks and financial
institutions	14,726,971	5,861,848
Short-term portion of long term Bonds	19,843,024	1,435,692
Other long/term liabilities due within one year	229,391	1,671,843
Dividends payable	115,047	101,947
Accounts payable	16,281,254	9,582,161
Notes payable	0	0
Sundry creditors	707,638	434,488
Notes and accounts payable to related companies	1,466,273	3,708
Provisions	2,732,819	3,225,814
Withholdings	1,484,343	580,334
Income tax	3,307,307	906,511
Unearned income	30,989	147,307
Deferred taxes	0	0
Other current payable	1,009,562	1,243,479

Total current liabilities	80,493,305	56,837,650

LONG-TERM LIABILITIES
Due to banks and financial institutions	202,617,765	152,162,725
Bonds Payable	32,920,200	47,657,694
Notes payable	0	0
Sundry creditors	2,232,019	4,088,311
Notes and accounts payable to related companies	0	0
Provisions	21,420	0
Deferred taxes	5,426,250	4,689,813
Other long term payable	3,326,343	0

Total long-term liabilities	246,543,997	208,598,543

Minority interest	44,417,703	41,818,502
SHAREHOLDERS' EQUITY
Paid/up capital stock	170,326,091	171,649,012
Capital revaluation reserve	851,630	(686,595)
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	38,032,810	23,758,120
Accumulated deficit for development period (less)	0	0

Retained Earnings	108,625,384	108,265,027

Reserve future dividends	84,610,853	69,626,519
Accumulated profits	23,938,783	34,629,139
Accumulated losses (less)	0	0
Net income for the period	75,748	4,009,369
Interim dividends (less)	0	0

Total shareholders' equity	317,835,915	302,985,564

Total liabilities and shareholders' equity	689,290,920	610,240,259

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

	For the three-month period
	Ended March 31,
	2003	2002
CONSOLIDATED STATEMENT OF INCOME	ThCh$	ThCh$

Sales	45,850,893	37,211,352
Cost of sales (less)	(36,129,579)	(24,967,111)
Gross margin	9,721,314	12,244,241
Selling and administrative expenses (less)	(7,115,801)	(4,659,684)

OPERATING RESULT	2,605,513	7,584,557

Financial Income	2,734,529	2,501,030
Income on investments in related companies	0	0
Other non operating income	166,826	2,323,800
Loss on investments in related companies (less)	(35,009)	0
Amortization of goodwill (less)	(56,339)	(55,602)
Financial expenses (less)	(5,014,102)	(3,158,732)
Other non/operating expenses (less)	(259,811)	(79,541)
Price/level restatement	(212,512)	942,784
Exchange Differences	570,022	(6,013,342)

NON /OPERATING RESULT	(2,106,396)	(3,539,603)

Result before income taxes and minority interest	499,117	4,044,954
Income taxes (less)	(279,863)	(1,373,309)
Consolidated Profit (Loss)	219,254	2,671,645
Minority interests	(161,592)	1,337,724
Amortization negative goodwill	18,086	0

NET INCOME	75,748	4,009,369

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

	For the three-month period
	ended March 31,
	2003	2002
CONSOLIDATED STATEMENT OF CASH FLOW	ThCh$	ThCh$

Cash flow from operating activities
Collection of accounts receivable	54,685,705	42,522,961
Interest income receivable	1,515,242	1,488,761
Dividends and other distributions received	0	0
Other income	917,176	517,383
Payments of suppliers and personnel (less)	(50,900,357)	(43,328,691)
Interest paid (less)	(1,750,911)	(1,996,171)
Income tax paid (less)	(334,341)	(289,325)
Other expenses paid (less)	(255,722)	(471,222)
V.A.T. and similar paid (less)	(1,339,382)	(592,748)

Net positive (negative) cash flow from operating activities	2,537,410	(2,149,052)

Cash flow from financing activities
Issuance of cash shares	0	0
Loans drawn	28,728,560	13,030,043
Bonds issued	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	0
Dividends paid (less)	0	0
Distribution of paid in capital (less)	0	0
Loans repaid (less)	(15,004,962)	(1,189,551)
Bonds paid (less)	0	0
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance expense (less)	0	0
Other financing disbursements (less)	0	0

Net positive (negative) cash flow from financing activities	13,723,598	11,840,492

Cash flow from investment activities
Sales of fixed assets	0	0
Sales of permanent investments	0	0
Sales of other investments	0	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	171,153
Other investment income	171,734	0
Acquisition of fixed assets (less)	(6,129,689)	(16,673,607)
Interest capitalized repaid (less)	(601,398)	0
Permanent investments (less)	0	0
Investments in securities (less)	0	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	(293,282)
Other investment disbursements (less)	0	0

Net positive (negative) cash flow from investment activities	(6,559,353)	(16,795,736)

Net total positive (negative) cash flow of the period	9,701,655	(7,104,,296)

Effect of inflation on cash and cash equivalents	(305,926)	231,229

Net change in cash and cash equivalents (less)	9,395,729	(6,873,067)

Initial balance of cash and cash equivalents	1,613,264	12,848,418

Final balance of cash and cash equivalents	11,008,993	5,975,351

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

	For the three-month period
	ended March 31,
	2003	2002
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	ThCh$	ThCh$

Net income (loss) for the period	75,748	4,009,369

Results on sales of assets:
(Profit) loss on sales of fixed assets	30	(14,929)
(Profit) on sales of investments	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0

Charges (credits) to income not affecting cash flow:
Depreciation for the period	3,938,344	3,884,007
Amortization of intangibles	1,101	0
Write/off and provisions	0	79,236
Income from investment in related companies (less)	0	0
Loss on investment in related companies	35,009	0
Amortization of goodwill	56,339	55,602
Amortization of negative goodwill (less)	(18,086)	0
Net price/level restatements	212,512	(942,784)
Net exchange difference	(570,022)	6,013,342
Other credit to income not affecting cash flow (less)	0	0
Other changes to income not affecting cash flow	0	0

Changes in assets, affecting cash flow:
Decrease (increase) in accounts receivable	(2,370,928)	(1,411,868)
Decrease (increase) in inventories	(2,955,138)	(4,336,483)
Decrease (increase) in other assets	(964,069)	(4,148,977)

Changes in liabilities, affecting cash flow:
Increase (decrease) in accounts payable related to operating income	1,220,068	(6,326,654)
Increase (decrease) in interest payable	2,661,793	1,801,880
Net Increase (decrease) in income taxes payable	18,384	1,037,700
Increase (decrease) in other accounts payable related to non/operating income	917,824	(384,120)
Net increase (decrease) value added tax and similar payable	116,909	(126,649)
Profit (loss) of minority interest	161,592	(1,337,724)

Net positive (negative) cash flow from operating activities	2,537,410	(2,149,052)

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003 AND 2002
(Free translation from the original in Spanish)

NOTE 1- COMPANY REGISTRATION

The Parent Company, MASISA S.A., is a quoted stock corporation, registered under N°132 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance: “Superintendency of Securities and Insurance” and of the Securities and Exchange Commission of the U.S.A.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)     Accountant Period

The following financial statements correspond to the period between January 1, 2003 and March 31, 2003, and are presented compared to the same period of 2002

b)     Consolidated financial statements preparation basis.

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendency of Securities and Insurance (“SVS”). If any discrepancy exists between both entity’s regulations, those of the Superintendency of Securities and Insurance will primate.

In accordance to Circular N° 79 and N° 81 of the SVS dated January 19 and 22 2002, the Company recorded the effects of the application of the Argentinean Peso Exchange rate in the conversion of the financial as of March 31, 2003 as required by the Technical Bulletin N° 64 of the Chilean Institute of Accountants.

c)     Presentation basis.

Only for comparative purposes, the financial statements of the previous year were adjusted by 3.8% to reflex changes in the purchasing power of the Chilean peso, using the CPI variation as reference.

Also for comparative purposes, some restatements have been made to financial statements as of March 31, 2002.

d)     Consolidated basis.

The Consolidated Financial Statements includes the assets, liabilities, result and statement of cash flows of the Company and its direct or indirect subsidiaries

The following is a list of the consolidated subsidiaries:

			Ownership as of
			March 31,2003			March 31,
						2002
RUT	Company	Business	Direct	Indirect	Total	Total

79,554,560-3	Inversiones Coronel Limitada	Investments	99.9993	0.0007	100.0000	100.0000
79,959,070-0	Masisa Inversiones Limitada	Investments	99.9973	0.0027	100.0000	100.0000
77,790,860-K	Masisa Partes y Piezas Limitada		99.8000	0.2000	100.0000	0.0000
81,507,700-8	Forestal Tornagaleones S.A.	Wood products and by-products processing	60.4492	0.0000	60.4492	53.9956
79,616,940-0	Masisa Concepcion Limitada		43.9469	56.0531	100.0000	100.0000
Foreign	Masisa Overseas Ltd.	Investments/Fund Raising	100.0000	0.0000	100.0000	100.0000
Foreign	Maderas y Sinteticos del Peru S.A.C.		99.0114	0.8897	99.9011	99.9011
Foreign	Maderas y Sinteticos de Mexico S.A. de C.V.	Wood products and by/products processing	1.0000	99.0000	100.0000	100.0000
Foreign	Maderas y Sinteticos de Servicios S.A. de C.V.		1.0000	99.0000	100.0000	100.0000
Foreign	Masisa Ecuador S.A.		0.1000	99.9000	100.0000	0.0000
Foreign	Masisa do Brazil Limitada	Particleboard and MDF Commercialization	0.0024	99.9976	100.0000	100.0000
Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0.0000	100.0000	100.0000	100.0000
Foreign	Forestal Tornagaleones Overseas Ltd.		0.0000	60.4492	60.4492	53.9956
Foreign	Forestal Argentina S.A.		0.0000	30.2900	30.2900	27.0518

The effects of unrealized results form transactions with subsidiaries have been eliminated.

On October 23,2002, the Company created the company Masisa Ecuador S.A.
On June 26, 2002, the Company created the company Masisa Partes y Piezas Ltda.

e)     Price-level restatement

The consolidated financial statements have been adjusted in accordance with generally accepted accounting principles. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which amounted 0.5% during the January 2003– March 2003 period ((0.4%) in 2002). The income and expense accounts have also been restated in terms of period- end constant pesos.

f) Foreign currency

Assets and liabilities in foreign currency have been translated into Chilean pesos at the closing exchange rates published by the Central Bank of Chile for the different types of operations, at the exchange rates agreed with the corresponding creditors, and to the Unidad de Fomento (UF) value published by the National Institute of Statistics, prevailing at the closing date of each period.

Assets and liabilities in foreign currency have been translated into Chilean pesos at the official exchange rate applicable to each period:

Currency		2003	2002
		ThCh$	ThCh$

US Dollar (US$)	US$	731.56	655.90
Argentine Pesos	ThAr$	246.52	223.86
Euro	Euro	797.34	570.94
Swedish Crone	Crs	86.42	63.26
Real (Brazil)	$R	218.38	282.23
Mexican Peso	MxN	68.00	72.99
Nuevo Sol Peruano	Sol	210.60	190.84
Unidad de Fomento (U.F.)	U.F.	16.783.60	16.197.66

g)     Marketable securities

Marketable securities are comprised of share in money market mutual funds, which are stated at redemption value at the end of each year.

h)     Inventories

The inventories are valued at production cost or at the acquisition cost including indirect manufacturing costs, and its balance is determined by the weighted average price method plus price/level restatement.

The Company makes obsolescence inventory provisions, that are presented deducted from the original.

The timber resources presented in this account has been determined in accordance with a technical appraisal, as explained in the note 2j). As of march 31, 2003, this account includes the expenses related to harvesting roads at their initial cost plus price level restatement, and they will be amortized to sale cost after timber harvest and sale of the timber.

The amount thus determined does no exceed their corresponding market values.

i)     Allowance for doubtful accounts

The company has recorded allowances to cover the possible non-collection of account receivables, which are shown as a deduction from account receivables. The allowances were calculated considering a 1% of the local account receivables plus others specific account receivables of doubtfully recovery.

j)      Fixed assets

Fixed assets , excluding plantations, are presented at their acquisition or construction cost value, price level restated, which includes the actual financial cost incurred by the company, until those assets are able to be used, applying effective financing cost rate.

Major maintenance expenses are incorporated into assets and then amortized over the period between the maintenance and the scheduled next major maintenance those items with significant relative value are depreciated in the same period of are as the fixed asset with which they are associated and spare parts that are periodically used are charged to production cost when utilized.

The forestry plantations value is determined in accordance with a technical appraisal. The value over the book value thus estimated , that includes the financing value during the growing period, has been credited to the Forestry reserve value in the Net worth of the respective subsidiary.

Indefinitely inactive fixed assets have been classified in the item Other Long Term Assets and are shown at their estimated realization value.

k)      Fixed assets depreciation

Depreciation has been computed using the straight/line method, considering the remaining estimated useful life of each asset.

l)     Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract, On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests.

m)     Investments in related companies

Investments in related companies are valued based on the equity method, eliminating unrealized profits and losses. Investments in companies located in other countries have been valued in accordance with Technical Bulletin N(degree)64 of the Chilean Institute of Accountants.

In accordance to Circular N(degree)150 of the SVS, the Company had made an evaluation over the value of its subsidiaries assets in Argentina, Mexico and Brazil, and over the cash flows this subsidiaries produce, the Company had concluded that it don't need to make any adjustment for this concept, due to there has been no significant decay in the recuperation value of those respective assets.

n)     Goodwill and negative Goodwill

This item represents the difference between the acquisition value of shares of the related company and its proportional equity value at the date of purchase. This differences are amortized in the following steps:

Goodwill

The acquisition of the former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, generated a lower investment value for the Company, that as of march 31, 2003 has a value of THCH$65,741. This value will be amortized in a period of 10 years, given the returns of current administration of the plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, that as of march 31, 2002 has a value of THCH$875,845. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

Negative Goodwill

The capital's raise of Forestal Tornagaleones S.A. in June 27th, 2002, generated a higher investment value for the Company of THCH$906,041. This value will be amortized in a period of 20 years. As a result of the loses generated by Forestal Tornagaleones S.A. in this period, the accumulated amortization has been matched to the accumulated loses of the amortization period, by the respective current norms.

o)     Securities purchased under resale agreements

Are included in the account "Other Current Assets" and corresponds to the acquisition of financial assets that must be sold in the short term, and are presented at market value as of the purchase date plus the accrued interest as of the last day of the period.

The value thus determined does not exceed the current market value.

p)     Income tax

The company has recognized its tax obligations in conformity with current legislation.

q)     Deferred tax

The effects produced by deferred taxes, as a consequence of temporal differences between the financial and tax purpose balance sheet, have been registered as per Technical Bulletin N(degree)60, 68, 69 and 71 of the Chilean Institute of Accountants and in the Circular N(degree) 1,466 of the Superintendencia de Valores Seguros. The effects derived of the existing taxes at January 1 2000, that were not registered before, will be recognized on the results, starting in this year, to the extend that the temporal differences are reversed.

r)     Sales

Sales value corresponds to the sale of the Company manufactured products, and their price is given by present market regulations.

s)     Derivative contracts

Risk coverage financial instruments taken by the company to reduce or eliminate the foreign currency risk. In addition, the Company has taken LIBOR interest rate SWAPS to partially reduce or eliminate the interest rate fluctuation risk. This contracts has been recorded in accordance with the No 57 Technical Bulletin of the Accountant Institute of Chile.

t)     Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

u)     Research and Development expenses

The Research and Development expenses are charged to the income of the period of which expenses were incurred. The Company has not incurred in significant Research and Development expenses.

v)     Consolidated Statement of Cash Flows

As set forth the No 50 Technical Bulletin of the Accountant Institute of Chile and the Circular N(degree)1,312 of the Superintendencia de Valores y Seguros dated January 17, 1997, the Company has defined the following concepts related to the Statement of Cash Flows.

Cash Equivalent:
Every investment that meets the following conditions:
- May be quickly converted in a known amount of cash.
- The Company has the intention to do the this conversion in no more than 90 days.
- There is a minimum risk of a significant lose of value due to this investment

As of march 31, 2003, all the short-term investments of the company meet the mentioned conditions.

The Balance of cash and cash equivalents is as follows:

	Initial	Final Balance
	ThCh$	ThCh$

2003
Cash	1,383,672	2,557,846
Time deposits	229,592	6,908,088
Marketable securities	0	1,543,059
Securities purchased under resale agreements	0	0

Total	1,613,264	11,008,993

2002
Cash	5,242,662	2,966,357
Time deposits	7,605,756	2,437,794
Marketable securities	0	571,200
Securities purchased under resale agreements	0	0

Total	12,848,418	5,975,351

Operating Activities:

Cash flows from operating activities includes all business-related cash flows, including interest paid, financial income and, in general, all flows that are not defined as related to investment or financing activities. It should be pointed out that this definition is broader than that used in the consolidated statement of income.

NOTE 3 - CHANGES IN ACCOUNTING PRINCIPLES

There have been no changes in accounting principles during current period in comparison to previous period.

NOTE 4 - ACCOUNTS RECEIVABLE SHORT AND LONG TERM

	Currency
	Less than 90		More than 90 less			Currency Total		Long-term
			than 1 year
	03/31/2003	03/31/2002	03/31/2003	03/31/2002	Sub-Total	03/31/2003	03/31/2002	03/31/2003	03/31/2002

Account receivable	34,190,186	24,880,193	1,346,978	1,618,237	35,537,164
Non-collect receivables estimate	0	0	0	0	(1,707,477)	33,829,687	26,498,430	0	0
Notes receivable	5,238,520	6,154,475	324,962	42,123	5,563,482
Non-collect receivables estimate	0	0	0	0	(380,642)	5,182,840	6,196,598	0	0
Sundry debtors	3,534,804	1,628,084	268,886	1,676,588	3,803,690
Non-collect receivables estimate	0	0	0	0	(88,399)	3,715,291	3,304,672	1,023,980	1,306,414

					Total Long Term receivable			1,023,980	1,306,414

Debtors’ profile

The debtors’ profile is presented as follow (net of allowances).

	2003	2002
	ThCh$	ThCh$

National receivable
Account receivable	11,278,280	1,496,015
Notes receivable	1,804,389	2,676,645
Short-term Sundry debtors	803,297	1,051,932
Long-term Sundry debtors	61,031	0

Foreign receivable

Account receivable	22,551,407	15,002,415
National account receivable	33.34%	43.38%
Foreign account receivable	66.66%	56.62%

Notes receivable	3,378,451	3,519,953
National notes receivable	34.81%	43.20%
Foreign notes receivable	65.19%	56.80%

Short-term Sundry debtors	2,911,994	2,252,740
National short-term sundry debtors	21.62%	31.83%
Foreign short-term sundry debtors	78.38%	68.17%

Long-term Sundry debtors	962,949	1,306,414
National long-term sundry debtors	5.96%	0.00%
Foreign long-term sundry debtors	94.04%	100.00%

NOTE 5 — TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivables from related companies in the short-term:

Sales of goods and services made by the Company from and to related companies in Chile are made in Chilean pesos and with a pay term not exceeding 60 days, without interest nor restatement . Export sales to foreign related companies are in American dollars, without interest and not exceeding 180 days.

Notes and accounts receivables from related companies in the long-term:

In 2002, the long term account receivable for the subsidiary Río Calle Calle S.A. are summarized in American dollars (US$)and pays an annual interest of 3.0%.

Notes and account receivable from related companies:

RUT	Company	Short-Term		Long-Term
		03/31/2003	03/31/2002	03/31/2003	03/31/2002

96,469,000-6	Andinos S.A.	0	1,168,307	0	0
96,626,060-2	Forestal Rio Calle Calle S.A.	0	0	2,174,352	2,247,624
Foreign	Forestal Terranova Mexico S.A.de C.V.	131,671	4,024,346	0	0
Foreign	Terranova Costa Rica S.A.	57,178	0	0	0
Foreign	Terranova Colombia S.A.	531,185	0	0	0
Foreign	Forestal Terranova de Guatemala S.A.	32,364	0	0	0
Foreign	Terranova Forest Products, Inc.	152,797	0	0	0
Foreign	Masnova S.A. de C.V.	636,559	293,354	0	0

TOTAL		1,541,754	5,486,007	2,174,352	2,247,624

a)     Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		03/31/2003	03/31/2002	03/31/2003	03/31/2002

96,626,060-2	Forestal Rio Calle Calle S.A.	341,681	3,708	0	0
96,469,000-6	Andinos S.A.	205,872	0	0	0
96,527,410-3	Sociedad Forestal Millalemu S.A.	1,337	0	0	0
Foreign	Fibranova C.A.	917,383	0	0	0

TOTAL		1,466,273	3,708	0	0

b)    come from related companies and persons:

				03/31/2003		03/31/2002

					Effect on		Effect on
					Income,		Income,
					Profit		Profit
Company	RUT	Relationship	Concept	Amount	(loss)(loss)	Amount	(loss)(loss)
				ThCh$	ThCh$	ThCh$	ThCh$

Andinos S.A.	96,469,000-6	Common director	Sales of products	0	0	412,637	123,791
Andinos S.A.	96,469,000-6	Common director	Services done	2,279	1,931	0	0
Andinos S.A.	96,469,000-6	Common director	Purchase of raw materials	304,475	0	0	0
Andinos S.A.	96,469,000-6	Common director	Reimburse invoice	8,246	0	0	0
Andinos S.A.	96,469,000-6	Common director	Paid invoice	339,298	0	0	0
Andinos S.A.	96,469,000-6	Common director	Reimburse of cost	0	0	1,581	0
Andinos S.A.	96,469,000-6	Common director	Services received	0	0	469,718	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Purchase of raw materials	1,024	0	0	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Rent	1,771	(1,501)	0	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Paid invoice	2,297	0	0	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Interest	36,673	36,673	155,601	155,601
Forestal Rio Calle Calle S.A.	Foreign	Associated	Purchase of raw materials	365,800	0	327,041	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Purchase of services	352,996	(299,149)	834,150	(706,907)
Forestal Terranova S.A.	Foreign		Reimburse invoice	382	0	0	0
Fibranova C.A.	Foreign	Common director	Reimburse of cost	4,406	0	0	0
Fibranova C.A.	Foreign	Common director	Sales of products	79,595	17,522	0	0
Fibranova C.A.	Foreign	Common director	Paid of interest	861	0	0	0
Fibranova C.A.	Foreign	Common director	Purchase of products	807,642	0	0	0
Fibranova C.A.	Foreign	Common director	Paid invoice	618,900	0	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Sales of products	0	0	2,124,649	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Reimburse invoice	128,023	(128,023)	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Administration services	18,289	(18,289)	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Paid invoice	166,064	0	0	0
Terranova Costa Rica S.A.	Foreign	Common director	Sales of products	57,882	7,723	0	0
Terranova Costa Rica S.A.	Foreign	Common director	Reimburse invoice	85,945	0	0	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Sales of products	32,364	1,272	0	0
Terranova Colombia S.A.	Foreign	Common director	Sales of products	182,921	42,818	0	0
Terranova Colombia S.A.	Foreign	Common director	Reimburse invoice	173,162	0	0	0
Terranova Forest Products, Inc.	Foreign	Common director	Sales of products	152,797	6,005	0	0
Terranova Brasil Limitada	Foreign	Common director	Purchase of raw materials	84,983	0	0	0
Terranova Brasil Limitada	Foreign	Common director	Paid invoice	91,653	0	0	0
MasNova de Mexico S.A. de C.V.	Foreign	Common director	Paid invoice	100,224	0	0	0

NOTE 6 — INVENTORIES

The principal components are set forth below:

	2003	2002
Inventories	ThCh$	ThCh$

Finished goods	27,660,177	19,197,522
Obsolescence Provision	(604,240)	(495,188)
Raw Materials	8,922,723	5,265,311
Other material	2,673,740	2,310,836
Spare parts	5,302,239	4,682,699
Forest and Plantation in exploitation	5,118,379	4,010,855

Total	49,073,018	34,972,035

NOTE 7 - DEFERRED TAXES AND INCOME TAXES

At March 31 2003, the Company has made the income tax provision as per the tax dispositions in force.

Considering a taxable base of:

2003
ThCh$

Masisa S.A.'s taxable income	300,206
Masisa Partes y Piezas's tributary taxable income	1,242
Inversiones Coronel Ltda.'s taxable income	1,048,297
Masisa Inversiones Ltda's taxable income	1,228,644

Balances of tributary retained gains and their respective credits:

1)Masisa S.A.	: Taxed Earning Reserve amounting ThCh$6,516,674 with credit of 15%, ThCh$19,979,222 with credit of 16%, ThCh$300,206 with credit of 16.5%, and ThCh$7,401,203 without credit.
2)Masisa Inversiones Limitada	: Taxed Earning Reserve amounting ThCh$4,358,784 with credit of 15%, ThCh$4,635,178 with credit of 16% and ThCh$11,237 without credit.
3)Inversiones Coronel Limitada	: Taxed Earning Reserve amounting ThCh$763,665 with credit of 15%, ThCh$344,100 with credit of 16% and ThCh$71,841 without credit.
4)Masisa Argentina	: (Tax loss)
5)Masisa do Brasil Limitada	: (Tax loss)
6)Maderas y Sintéticos del Perú S.A.C.	: (Tax loss)
7) Forestal Tornagaleones S.A.	: (Tax loss)

a)     Deferred Tax

The balances for this item are as follows:

	03/31/2003				03/31/2002
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for accounts receivable losses	499,358	40,357	0	0	440,921	0	0	0
Anticipated income	268	0	0	0	0	0	0	0
Vacation provisions	101,410	0	0	0	95,434	0	0	0
Leasing assets	0	79,081	0	0	0	0	0	0
Manufacturing expenses	0	0	541,081	2,598,501	0	0	578,079	1,668,437
Fixed assets depreciation	0	0	0	12,525,446	0	0	0	14,666,425
Others events	74,896	17,124	0	330,669	234,555	287,816	11,416	160,432
Obsolescence provision	165,156	0	0	0	0	0	0	0
Particle board line provision	0	803,025	0	0	0	913,522	0	0
Unrealized profits and loss	156,887	96,060	0	0	0	0	0	0
Tax Loss	303,446	13,721,625	0	0	417,560	7,273,337	0	0
Plantations interest capitalization	0	0	199,430	503,618	0	0	0	0
Plantations capitalized indirect cost	0	0	159,990	1,405,069	0	0	0	0
Capitalized financial cost	0	0	0	1,828,850	0	0	0	0
Forestry reserve	0	0	136,975	2,912,709	0	0	12,991	2,654,622
Balance for Complementary assets amortization	(18,826)	(893,380)	(85,903)	(9,903,568)	(35,453)	(871,535)	0	(11,131,066)
Valuation provisions	0	(7,088,848)	0	0	(206,516)	(4,274,103)	0	0

Total	1,282,595	6,775,044	951,573	12,201,294	946,501	3,329,037	602,486	8,018,850

b)     Income Taxes:

	2003	2002
Items	ThCh$	ThCh$

Income tax provision	(419,291)	(680,862)
Tax expenses Adjustment	0	0
Effect for deferred taxes of the period	213,198	(589,530)
Tax credit due to tax loss	0	4,952,071
Effect for amortization of deferred assets and liabilities complementary accounts	(62,861)	(99,181)
Effect on assets and liabilities of the changes in de valuating provisions	0	(4,952,071)
Others	(10,909)	(3,736)

	(279,863)	(1,373,309)

NOTE 8 - FIXED ASSETS

a)     This caption includes:

	2003				2002
		Accumulated	Year depreciation			Accumulated	Year depreciation
	Assets value	Depreciation	Explotation	No-explotation	Assets value	Depreciation	Explotation	No-explotation
Fixed assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Lands	2,253,306	0	0	0	2,764,610	0	0	0
Building and infrastructure	8,429,174	(3,615,437)	(92,152)	(6,673)	16,918,779	(7,757,781)	(141,652)	(12,738)
Machinery and equipment	28,323,418	(13,115,511)	(625,994)	17,910	95,413,715	(43,469,267)	(1,063,479)	(4,495)
7 Machinery and equipment	28,213,559	(13,065,778)	(625,035)	18,849	95,233,956	(43,410,265)	(1,062,512)	(1,038)
7 Transportation equipment	109,859	(49,733)	(959)	(939)	179,759	(59,002)	(967)	(3,457)
7 Chilean GAAP Adjustments	0	0	0	0	0	0	0	0
Other fixed assets:	14,806,892	(3,970,083)	(67,993)	(183,050)	11,534,693	(3,996,764)	(124,169)	(166,259)
7 Plantations	222,898	0	0	0	222,618	0	0	0
7 Furniture, fixture and other	2,176,841	(1,704,162)	(14,344)	(58,556)	2,579,274	(1,835,895)	(15,537)	(66,129)
7 Spare parts	2,642,294	(137,326)	(664)	(22,333)	3,314,014	(480,984)	(44,042)	0
7 Transit spare parts and equipment	0	0	0	0	0	0	0	0
7 Construction in progress	6,437,425	0	0	0	1,723,374	0	0	0
7 Transit fixed assets	0	0	0	0	0	0	0	0
7 Other fixed assets	3,327,434	(2,128,595)	(52,985)	(102,161)	3,695,413	(1,679,885)	(64,590)	(100,130)
7 Fixed assets in leasing	1,173,213	(757,090)	(27,488)	0	1,171,737	(644,604)	(27,772)	0
7 Computacional systems (software)	2,154,221	(1,371,505)	(25,497)	(102,161)	2,523,676	(1,035,281)	(36,818)	(100,130)
7 Other	0	0	0	0	0	0	0	0
Total	53,812,790	(20,701,031)	(786,139)	(171,813)	126,631,797	(55,223,812)	(1,329,300)	(183,492)
Total Fixed assets	32,153,807	(21,658,983)			69,895,193	(56,736,604)

b) From a legal viewpoint, assets acquired under finance are not the property of the Company until the purchase option is exercised. The present assets in leasing corresponds to an electrical substation, contracted with Endesa S.A. in April 1995, for a total of 120 monthly payments of US$28,396, at an annual rate of 10.5%.

c) In the Year 2001, The company has also accounted a provision to adjust the book value of one of its particle board lines, based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges. This provision is presented under the account "Other Non Operating Expenses".

d) The accountant value of the plantations includes the value determined in accordance with the technical appraisal.. This value is distributed among the accounts in plantations Fixed assets and Inventories as stand wood.

As indicated in the Note 2 j) the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A. recognize the increased value of their plantations and forest. The accumulated increase value as of March 31, 2003 was ThCh$19,064,686 (ThCh$14,694,664 in 2002), that includes the forest plantation under the Forestry reserve presented in the Net worth and has been determined comparing the valuation describer in the Note 2j) to the book value after price level restatement. As indicated in the Note 2j), the parent Company and its subsidiary Forestal Argentina recognized as increased value of the fix assets the financial costs related to the plantation financing a total of ThCh$80,601 (ThCh$0 in 2002).

e) Dated February 5th 2003, Masisa S.A. provided its subsidiary Masisa Concepcion Limitada of all the assets that constitutes the industrial facilities known as "Planta Mapal" and "Planta Chiguayante", which generated a negative goodwill of ThCh$35,155,784, of which have been realized ThCh$179,449. For consolidation effects is presented net of the assets that originates it.

NOTE 9 - INVESTMENT IN RELATED COMPANIES

							Shareholder's		Net income		Net income				Unrealized		Book value
				Number	Participation %		Equity		For the period		Accrued		VPP		Result		of investment
RUT	Investments in related companies	Country	Currency	of shares	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2002

96,652,640-8	Inversiones Industriales S.A.	Chile	Pesos	1,000	50.0000000	50.0000000	0	0	0	0	0	0	0	0	0	0	0	0
96,626,060-2	Forestal Rio Calle Calle S.A.	Chile	Pesos	1	0.0012118	0.0012118	0	0	0	0	0	0	0	0	0	0	0	0
Foreign	Masnova S.A.	Mexico	Dollar	25,000	50.0000000	0.0000000	(42,840)	0	(70,017)	0	(35,009)	0	0	0	0	0	0	0
99,511,350-3	Inversiones Calle Calle S.A.	Chile	Pesos	100,000	50.0000000	0.0000000	201	0	0	0	0	0	101	0	0	0	101	0
99,505,640-2	Forestal Calle Calle S.A.	Chile	Pesos	100,000	50.0000000	0.0000000	201	0	0	0	0	0	101	0	0	0	101	0
	Total												202	0	0	0	202	0

a)     Subsidiaries with negative equity

The proportional value method has been discontinued in the following subsidiaries for presenting negative shareholder’s equity. At the same time provisions has been constituted when corresponds, to recognize the share participation.

— MasNova de México S.A. de C.V.

The related company MasNova de Mexico S.A. de C.V. presents negative shareholder's equity in 2003, thereby a provision has been constituted for THCH$21,420. This investment is presented in Long Term Provisions.

— Inversiones Industriales S.A.

Inversiones Industriales S.A. and Forestal Río Calle Calle S.A., as of the closure of the present period, had a negative Net Worth, hence the company has discontinuated the application of the VPP method, recognizing losses up to cover the total investment

b) Changes and Events

Year 2002

— Inversiones Calle Calle S.A.

As of December 9, 2002, was established Inversiones Calle Calle S.A. with a common sock of ThCh$200,000, divided in 200,000 shares without nominal value. Their shareholders are Masisa S.A. with a 50.00% of the common stock and Inversiones Industriales S.A. with the remainder 50%.

— Forestal Calle Calle S.A.

As of December 6, 2002, was established Forestal Calle Calle S.A. with a common sock of ThCh$200,000, divided in 2 shares without nominal value. Their shareholders are Inversiones Coronel Limitada with a 50.00% of the common stock and Jaime Vial Vial with the remainder 50%.

— Portuaria Corral S.A.

As of March 14, 2002 the Company, thought its subsidiary Masisa Inversiones Limitada, sold its stock in Portuaria Corral S.A., for an amount of ThCh$ 57.

NOTE 10 – GOODWILL AND NEGATIVE GOODWILL

a)     Goodwill

			03/31/2003		03/31/2002
			First three months 2003	Total	First three months 2002	Total
		Term	Amortization	Goodwill	Amortization	Goodwill
RUT	Company		ThCh$	ThCh$	ThCh$	ThCh$
87,658,900-1	Maderas y Paneles S.A.	10 year	43,827	65,741	43,772	240,746
96,623,490-3	Masisa Cabrero S.A.	20 year	12,512	875,845	11,830	922,730
			56,339	941,586	55,602	1,163,476

Represents the higher value paid in the investments of Maderas y Paneles S.A. , former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, that generated a lower investment value for the Company, that as of March 31, 2003 has a value of ThCh$65,741. This value will be amortized in a period of 10 years, given the returns of current administration of the plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, that as of March 31, 2003 has a value of ThCh$875,845. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

b)     Negative Goodwill

			03/31/2003		03/31/2002
			First three months 2003	Total Negative	First three months 2002	Total Negative
		Term	Amortization	Goodwill	Amortization	Goodwill
RUT	Company		ThCh$	ThCh$	ThCh$	ThCh$
81,507,700-8	Forestal Tornagaleones S.A.	10 year	18,086	1,392,644	0	0
			18,086	1,392,644	0	0

Indicate the lower paid value at the capital’s raise of Forestal Tornagaleones S.A. in june 27, 2002, which at March 31th is of ThCh$1,392,644. This value will be amortized in a period of 20 years. As a result of the loses generated by Forestal Tornagaleones S.A. in this period, the accumulated amortization has been matched to the accumulated loses of the amortization period, by the respective current norms.

NOTE 11 — OTHER LONG/TERM ASSETS

The principal components are set forth below:

		2003	2002
Other long-term assets	Term	ThCh$	ThCh$

Time deposit Rabobank Curucao S.A. (2)	Year 2004	20,849,460	19,403,490
Time deposit Bankboston Latinoamericano (2)	Year 2004	40,967,360	38,126,155
Time deposit Bankboston Latinoamericano (2)	Year 2005	38,423,886	35,759,078
BankBoston N.A. Nasssau Branch (2)	Year 2006	4,023,580	0
Boston Latin Finance Co. (2)	Year 2006	1,828,900	0
Inactive Assets (1)		364,467	836,432
Recoverable long term taxes		2,301,174	844,232
Advance payment to suppliers		452,522	0

Total		109,211,349	94,969,387

(1) In 1997, management decided to close down its plywood line operations. Consequently, as mentioned in the Note 2j) the Company recorded these assets at fair value less costs to sell based on an independent appraisal.

(2) The long term deposits had accrued interests which are presented as other current assets, their maturity is semestral, and the amount is of ThCh$4,412,668 in the 2003 (ThCh$3,055,997 in the 2002)

NOTE 12 - BANK AND FINANCIAL INSTITUTIONS SHORT-TERM

		US Dollar		Other foreign		U.F.		ThCh$ no adjustment		Total
		2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
RUT	Bank o financial institution	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Short Term
97,004,000-5	Banco de Chile	0	6,092,505	0	0	26,662	0	0	0	26,662	6,092,505
97,006,000-6	Banco de Credito e Inversiones	4,403,269	2,743,595	0	0	0	0	0	0	4,403,269	2,743,595
97,041,000-7	BankBoston, N.A.	2,935,962	6,854,595	0	0	0	0	0	0	2,935,962	6,854,595
97,042,000-2	HSBC Bank USA	2,658,899	0	0	0	0	0	0	0	2,658,899	0
97,080,000-K	Banco Bice	2,935,505	0	0	0	0	0	0	0	2,935,505	0
Foreign	Banco de Chile New York	0	7,657,430	0	0	0	0	0	0	0	7,657,430
Foreign	BankBoston	5,537,301	5,282,295	0	0	0	0	0	0	5,537,301	5,282,295
Foreign	Security Bank	0	1,919,082	0	0	0	0	0	0	0	1,919,082
Foreign	ABN Amro Bank	0	0	61,089	893,663	0	0	0	0	61,089	893,663
Foreign	Banco de la Nacion Argentina	0	0	0	199,353	0	0	0	0	0	199,353
	Total	18,470,936	30,549,502	61,089	1,093,016	26,662	0	0	0	18,558,687	31,642,518
	Principal owed	18,362,156	30,003,081	61,089	1,093,016	26,662	0	0	0	12,963,207	31,096,097
	Rate	2.62%	3.45%	5.76%	5.76%	0	0	0	0	0	0
	Long Term portion short term
96,658,480-7	Raboinvestment Chile S.A.	913,875	191,766	0	0	0	0	0	0	913,875	191,766
97,006,000-6	Banco de Credito e Inversiones	0	0	0	0	1,459,256	1,470,096	0	0	1,459,256	1,470,096
Foreign	Banco de Boston	0	0	76,086	0	0	0	0	0	76,086	0
Foreign	Security Bank	347,198	0	0	0	0	0	0	0	347,198	0
Foreign	Dresdner Bank Lateiamerica	40,032	43,872	0	0	0	0	0	0	40,032	43,872
Foreign	Citibank N.A.	6,753,378	652,607	0	0	0	0	0	0	6,753,378	652,607
Foreign	Comerica Bank	153,637	0	0	0	0	0	0	0	153,637	0
Foreign	Banco de Chile New York Branch	163,473	0	0	0	0	0	0	0	163,473	0
Foreign	The Bank of Nova Scotia	93,527	0	0	0	0	0	0	0	93,527	0
Foreign	Banco Rabobank Ireland PLC	1,712,647	937,407	0	0	0	0	0	0	1,712,647	937,407
Foreign	BankBoston Banco Multiplo S/A	221,494	0	0	0	0	0	0	0	221,494	0
Foreign	BankBoston, N.A.	2,792,368	2,501,033	0	0	0	0	0	0	2,792,368	2,501,033
Foreign	BankBoston.	0	65,067	0	0	0	0	0	0	0	65,067
	Total	13,191,629	4,391,752	76,086	0	1,459,256	1,470,096	0	0	14,726,971	5,861,848
	Principal owed	7,134,452	0	0	0	1,430,369	1,432,889	0	0	8,564,821	1,432,889
	Rate	2.89%	3.51%	0	0	6.70%	6.70%	0	0	0	0

2003
%
Total amount of liabilities in foreign currency:	96.00
Total amount of liabilities in local currency:	4.00

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close pass
									period

							Total Long		Total Long
							Term to close		Term to close
			More 1 year	More 2 year	More 3 year	More 5 year	The financial		The financial
		Currency	up to 2 year	up to 3 year	Up to 5 year	Up to 10 year	Statements		statements
RUT	Bank o financial institution		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	Rate	ThCh$
	Short Term
96,658,480-7	Raboinvestment Chile S.A.	Dollar	731,560	2,194,680	7,315,600	0	10,241,840	Libor+1.875%	10,212,363
97,006,000-6	Banco de Credito e Inversiones	U.F.	1,430,369	1,430,369	715,184	0	3,575,922	6.70	5,015,112
Foreign	Security Bank	Dollar	682,789	682,789	341,395	0	1,706,973	Libor+1.500%	0
Foreign	Dresdner Bank Lanteiamerica	Dollar	1,463,120	1,463,120	1,463,120	0	4,389,360	Libor+1.900%	4,084,945
Foreign	Comerica Bank	Dollar	3,135,466	3,135,466	4,702,468	0	10,973,400	Libor+1.350%	0
Foreign	Citibank N.A.	Dollar	12,122,994	12,122,994	12,122,994	0	36,368,982	Libor+1.000%	39,487,804
Foreign	BankBoston N.A.	Dollar	49,380,300	30,010,946	0	0	79,391,246	11.25	73,885,233
Foreign	BankBoston Banco Multiplo S/A.	Dollar	0	0	5,852,480	0	5,852,480	11.25	0
Foreign	Rabobank Ireland PLC	Dollar	20,849,460	0	0	0	20,849,460	8.00	19,403,490
Foreign	Banco de Chile New York	Dollar	1,572,854	3,145,708	6,254,839	0	10,973,401	Libor+1.250%	0
Foreign	The Bank of Nova Scotia	Dollar	0	5,486,700	12,802,300	0	18,289,000	Libor+1.150%	0
Foreign	Bank Boston	Other Currency	5,701	0	0	0	5,701	0	0
Foreign	BankBoston	Dollar	0	0	0	0	0	0	73,778
	Total		91,374,613	59,672,772	51,570,380	0	202,617,765		152,162,725

2003
%
Total amount of liabilities in foreign currency:	98.24
Total amount of liabilities in local currency:	1.76

NOTE 14 – SHORT TERM AND LONG TERM BONDS

Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurance Companies of the United States of America.

Maturities:

Bonds A series : matures on May 15, 2003 and interest are paid every six months in May and november of each year.
Bonds B series: matures in 5 yearly installments of US$ 9 Million, starting on May 15, 2004 and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Serie	Nominal amount	Currency	Interest	Last maturity	Periodicity		Value		Place of the transaction
		outstanding				Interest Payment	Capital Payment	03/31/2003	03/31/2002	Chile or Foreign

Short term Portion of Long Term Bond
Private Placement	A	18,289,000	Dollar	7.82%	15-05-2003	6 Months	2003	18,833,270	502,827	Foreign
Private Placement	B	0	Dollar	0	15-05-2008	6 Months	2004	1,009,754	932,865	Foreign
Total Short Term Portion								19,843,024	1,435,692
Long Term Bond
Private Placement	A	0	Dollar	7.82%	15-05-2003	6 Months	2003	0	17,020,605	Foreign
Private Placement	B	32,920,200	Dollar	8.06%	15-05-2008	6 Months	2004	32,920,200	30,637,089	Foreign
Total Long Term Portion								32,920,200	47,657,694

NOTE 15 - PROVISIONS AND WRITE-OFFS

a) Allowance for trade accounts receivable, notes receivable, sundry debtors and inventories.

The balance of these allowances amounts to ThCh$2,176,518 in 2003 (ThCh$1,811,029 in 2002), which have been deducted from the respective captions.

b) Outstanding provisions at the end of each period:

	2003	2002
Current liabilities	ThCh$	ThCh$
Provision for vacation	650,875	637,472
Participation	79,343	1,118,483
Social contribution	63,177	0
Bonds Provision	13,085	181,650
Plan Stoppage Provision	168,769	272,245
Provision commission, insurance, freight	1,140,324	852,568
Forestry services	115,389	0
Administration services	296,953	0
Other provisions	204,904	163,396
Total	2,732,819	3,225,814

Long -Term liabilities
Equity investment (negative equity) in
Masnova de Mexico S.A. de C.V.	21,420	0
Total	21,420	0

NOTE 16 - MINORITARY INTEREST

The main components of this item are as follows:

	Included in the liabilities		Included in the net income for the period
	2003	2002	2003	2002
Forestal Tornagaleones S.A.	24,329,503	24,040,846	(100,501)	628,206
Forestal Argentina S.A.	20,088,254	17,778,100	(60,937)	709,479
Maderas y Sinteticos del Peru S.A.C.	(54)	(444)	(154)	39
Total	44,417,703	41,818,502	(161,592)	1,337,724

NOTE 17 - SHAREHOLDERS' EQUITY

a)     The movement on capital and reserve accounts during 2003 and 2002 were as follows:

	2003

						Accumulated
		Reserve de		Reserve for		deficit during
	Paid-in capital	Revalorization	Other	future	Accumulated	development	Current
		de capital	Reserves	dividends	profit	period	Earning

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of December 31	170,326,091	0	34,487,127	84,189,903	13,342,806	0	10,476,879
Allocation of income	0	0	0	0	10,476,879	0	(10,476,879)
Pay of dividends	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation adjustments	0	0	1,782,857	0	0	0	0
Forestry reserves Increase	0	0	1,590,390	0	0	0	0
Price-level restatement of equity	0	851,630	172,436	420,950	119,098	0	0
Net income for the period	0	0	0	0	0	0	75,748
Balance	170,326,091	851,630	38,032,810	84,610,853	23,938,783	0	75,748
	0	0	0	0	0	0	0

	2002

						Accumulated
		Reserve de		Reserve for		deficit during
	Paid-in capital	Revalorization	Other	future	Accumulated	development	Current
		de capital	Reserves	dividends	profit	period	Earning

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of December 31	165,365,137	0	22,338,563	67,346,959	12,954,180	0	20,541,208
Allocation of income	0	0	0	0	20,541,208	0	(20,541,208)
Pay of dividends	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation adjustments	0	0	639,153	0	0	0	0
Price-level restatement of equity	0	(661,460)	(89,354)	(269,388)	(133,982)	0	0
Net income for the period	0	0	0	0	0	0	3,862,591
Balance	165,365,137	(661,460)	22,888,362	67,077,571	33,361,406	0	3,862,591
Restated balance	171,649,012	(686,595)	23,758,120	69,626,519	34,629,139	0	4,009,369

b)     Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights
Unique	928,514,743	928,514,743	928,514,743

c)     Capital (amount ThCh$)

Series	Subscribed Capital	Paid Capital
Unique	171,177,721	171,177,721

d)     Other Reserves

1) Forest Reserves

Forestry reserves accounts corresponding to Masisa S.A. ownership of Forestal Tornagaleones S.A. and Forestal Argentina S.A., are classified under “other Reserves” due to the grown recognition in forestry resources. The balance as of March 31, 2003 was ThCh$13,003,762 (ThCh$7,903,095 2002).

2)Reserve for foreign currency translation adjustments

Corresponds to the net difference between the Consumer’s Price Index and the United States dollar at the end of each period of the investments in foreign countries and of the liabilities associated to such investments, according to the Technical Bulletin N°64, The following table depicts such adjustment according to the foreign subsidiary that originated it:

Balances are made of:

	Balance as of	Exchange difference originated in the period		Balance as of
	31/12/2002	Investment	Liabilities	03/31/2003
	ThCh$	ThCh$	ThCh$	ThCh$
Masisa Argentina S.A.	18,826,558	1,391,766	(714,133)	19,504,191
Forestal Argentina S.A.	2,234,825	155,466	(42,422)	2,347,869
Masisa do Brasil Limitada.	1,979,550	1,616,773	(782,979)	2,813,344
Masisa Mexico S.A. de C.V.	136,769	301,071	(142,693)	295,147
Masisa Servicios Mexico S.A. de C.V.	2	8	0	10
Masisa Cabrero S.A.	68,487	0	0	68,487
	23,246,191	3,465,084	(1,682,227)	25,029,048

In September 2001, are as follows:

	Balance as of	Exchange difference originated in the period		Balance as of
	31/12/2002	Investment	Liabilities	03/31/2003
	ThCh$	ThCh$	ThCh$	ThCh$
Masisa Argentina S.A.	13,427,337	596,149	(120,288)	13,903,198
Forestal Argentina S.A.	1,695,848	57,473	(15,676)	1,737,645
Masisa do Brasil Limitada.	0	563,546	(417,764)	145,782
Masisa Cabrero S.A.	68,400	0	0	68,400
	15,191,585	1,217,168	(553,728)	15,855,025

e)     Dividend Policy

The annual dividend policy of Masisa S.A. corresponds to the distribution of not less than 30% and not more than a 50% of the Net Income of the period.

f)     Dividend Paid

Dividends paid, shown in the equity variation table, are detailed as follows:

Dividend	Date of payment	Dividend per Share	Historical Dividend
2001
No31	May, 2002	6.63680	6,162,362

2000
No30	May, 2001	8.20109	7,558,032

NOTE 18 - OTHERS NON OPERATING INCOME AND EXPENSES

a)     Other non operating income:

The main concepts and balances under this heading are as follows:

	2003	2002
	ThCh$	ThCh$
Indemnity	30,181	0
Leasing interests	1,446	0
Reimbursement charged to Masisa	3,051	0
Industrial facilities lease margin	110,055	0
Reverse provision for non-operating receivables	0	2,053,512
Profit on sales of raw material waste and other	22,093	270,288
Total	166,826	2,323,800

b)     Other non-operating expenses:

The main concepts and balances under this heading are as follows:

	2003	2002
	ThCh$	ThCh$
Expenses for lease goods	19,708	0
Industrial facility temporary stop	102,697	0
Loss sales fixed assets	43,307	0
Depreciation of non-capitalized fixed assets	43,167	33,677
Donations	28,252	0
Sinister indemnity	2,772	8,531
Other	19,908	37,333
Total	259,811	79,541

NOTE 19 - PRICE/LEVEL RESTATEMENT

The effect of the application of price-level restatements was as follows:

	Adjustment index
		03/31/2003	03/31/2002
Assets (debit) / credit
Inventories	CPI	21,538	(65,115)
Fixed assets	CPI	748,671	(591,987)
Investments in related companies	CPI	648,205	2,668
Others non monetary assets	CPI	4,561	(302,854)
Charges and cost accounts	CPI	116,360	(4,156)
Total (debit) / credit		1,539,335	(961,444)
Liabilities (debit) / credit
Financial equity Individual	CPI	(1,564,114)	1,197,273
Financial liabilities	CPI	(78,477)	650,954
Liabilities non monetary	CPI	(3,495)	50,793
Profits account	CPI	(105,761)	5,208
Total (debit) / credit		(1,751,847)	1,904,228
(Loss) Profits price/level restatement account		(212,512)	942,784

NOTE 20 - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount
Account	Currency	03/31/2003	03/31/2002
Cash and others	Dollar	49,294	341,483
Cash and others	Other currency	40,593	0
Time deposits	Dollar	(97,340)	0
Accounts receivable	Dollar	140,912	0
Accounts receivable	Other currency	(6,715)	0
Accounts receivable from related companies	Dollar	563,681	0
Others long-term assets	Dollar	(40,987)	0
Others long-term assets	Other currency	964	0
Others assets	Dollar	636,945	219,161
Total (debit) / credit		1,287,347	560,644
Financial liabilities	Dollar	1,367,592	(730,600)
Financial liabilities	U.F.	(3,364)	(243)
Accounts payable	Dollar	20,425	27,937
Accounts payable	Other currency	(46,853)	(1,851)
Other short term liabilities	Dollar	(341,866)	(682,928)
Other short term liabilities	Other currency	(14,950)	(12,772)
Exchange insurance	Dollar	0	(995,690)
Other long term liabilities	Dollar	(1,775,749)	0
Other long term liabilities	Other currency	95,371	0
Exchange differences in Masisa Argentina S.A.	Argentine pesos	388,347	0
Exchange differences in Forestal Argentina S.A.	Argentine pesos	135,716	(4,047,932)
Exchange differences in Masisa do Brasil Limitada	Real	(125,508)	(129,907)
Exchange differences in Masisa Mexico	Mexican pesos	(414,682)	0
Exchange differences in Masisa Peru	Peruvian Sol	(1,804)	0
Total (debit) / credit		(717,325)	(6,573,986)
Total		570,022	(6,013,342)

The exchange difference corresponding to the foreign subsidiaries included under this note is presented in one single line, as Exchange Differences, as set forth the Technical Bulletin N(degree)64 of the Chilean Institute of accountants, and is informed in the Currency column indicating the origin country's currency.

NOTE 21 - DERIVATIVES (HEDGES AND SWAPS)

				Description of the contract				Protected Value	Affected Account
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	amount	Paid in	Not paid in
S	CCPE	13,168,080	4 Quarter 2006	Interest Rate	B	Long Term Debt	13,468,605	13,301,871	Short term portion financial debt	166,734	166,734	0
FR	CCPE	7,315,600	3 Quarter 2003	Exchange Rate	B	Working Capital	7,315,600	7,110,325	Others current liabilities	205,275	205,275	0
FR	CCPE	5,852,480	2 Quarter 2003	Exchange Rate	B	Working Capital	5,852,480	5,077,266	Others current liabilities	775,214	775,214	0
FR	CCPE	219,468	2 Quarter 2003	Exchange Rate	B	Working Capital	219,468	194,957	Others current liabilities	24,511	24,511	0

NOTE 22 - CONTINGENCIES AND COVENANTS - GUARANTEES

The Contingencies and Covenants assumed by the Company as of the end of the periods are detailed as follows:

- Forestal Tornagaleones S.A.
a) Guarantees
As of March 31, 2003 and 2002 the Company has not give any document as guaranty

b) Direct Guarantees
On October 15, 1999 the subsidiary subscribed a loan with Rabobank Investments Chile S.A., which was guaranteed with land and plantations. The book value of those plantations as of March 31, 2003 is ThCh$10,436,891 (ThCh$9,996,249 in 2002) and the value of the land was ThCh$2,877,255 (ThCh$3,803,168 in 2002) . In addition, the agreement includes other clauses normally used in this kind of transactions.

c) Indirect Guarantees
During 2001 the subsidiary became a joint and several debtor in favor of the Dresdner Bank and Security Bank issued to the subsidiary Forestal Argentina S.A. by the bank. The loan was used to finance new plantations, purchase of land and rescheduling of its financial debt. Additionally the loan agreement establishes for the guarantor some normal obligations for this kind of operations such as:

  To maintain a shareholders' equity of no less than US$80,000,000, obligation subject to an exemption by means of an authorization of the bank.

  To maintain a leverage lower or equal to 0.4 times.

  To maintain a ratio of shareholders' equity and long term deposits, to fixed assets; equal or higher than 1; and

  To maintain a ratio of EBITDA to financial expenses higher or equal to 1.5 times.

d) Trials
As of March 31 2003, the company have an award of damages trial against it. The plaintiff claims for ThCh$404,000 because of damages in lands of his property made by, in opinion of the plaintiff, Forestal Tornagaleones S.A. The company counts with all the background and studies to take down the suit so the lawyers estimates that the possibilities for the plaintiff to succeed are minimal.

- Masisa Overseas Ltd.
The Company and its subsidiary Masisa Argentina S.A. and Maderas y Sinteticos de Mexico S.A. de C.V., had granted loans subscribed by the subsidiary Masisa Overseas Ltd. This establishes the fulfillment of some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintenance of Properties needed for the normal course of business.

  The forbiddance to giving some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

  The fulfillment of the obligations established in all others loans contracts of Masisa S.A. or its subsidiaries.

  The forbiddance to sell, rent, transfer or other kind of alienation of the company's assets with the exeption of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.

  The forbiddance to make some speculative transactions over commodities and/or forwards., and, others obligations that are individualized ahead.

The obligations relative to financial indexes must be calculated over a consolidated financial statement basis.

1. Promissory Notes from Private Placement

In connection with loans obtained in a private placement in the United States during 1997, the Company and its subsidiaries, Masisa Overseas Ltd, are contractually committed to maintain certain covenants, which are summarized as follows:

  Compliance with all laws

  Maintenance of insurance on properties and businesses

  Maintenance of properties in good repair, working order and condition

  Compliance with financial indexes

  Leverage Ratio not higher than 1

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to the sum of ThCh$168,051,597.

  Financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses)

  Maintenance of the 100.00% of the ownership in the shareholders' equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A.

  Forbiddance to some transactions with related parties

  Make extensible to the owners of the bonds the new guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with different exceptions, including the ones that have to be make for the normal flow of the business, the ones that have to be make to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, between others.

2. Citibank N.A.

The loan entered by the Company with Citibank N. A. for MMUS$58, establishes for the parent and /or their subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintenance of Properties needed for the normal course of business.

  To do transactions with the subsidiaries at market conditions.

  The forbiddance to giving some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

  The forbiddance to sell, rent, transfer or other kind of alienation of the company's assets with the exeption of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.

  The forbiddance to make some speculative transactions over commodities and/or forwards.

  Not to introduce changes in the accounting principles with the exeption of those that derives from GAAP

  The forbiddance to merge the Company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of its assets, properties or business, except in the conditions settled in the agreement.

  To limit its indebtness

  Maintenance of a debt service ratio over the limits established in the agreement.

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to UF 14,800,000.

  The Company must maintain an Interest Coverage ratio not lower than 3 .

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed to 0.7.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

- Comerica Bank

The loan entered by the Company with Comerica Bank for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company must maintain e insurance over their principal assets following the industry standards.

  The Company must maintain updated accounting books for the parent and its branches companies.

  The Company must follows the current laws and regulations.

  The Company must accomplish and pay all the obligations derivate of loan agreements.

  Maintenance of the normal continuousness of the Company

  The forbiddance to some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

  To do transactions with the branch subsidiaries at market conditions.

  The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement. o To limit the indebtness and lending grants in accordance to the conditions settled in the contract

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to UF 14,800,000.

  The Company must maintain a hedge over financial expenses not lower than 3 .

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

- Banco de Chile

The loan entered by the Company with The Banco de Chile for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

  The Company must maintain a hedge over financial expenses not lower than 3 .

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to UF 14,800,000.

  The forbiddance to sell, transfer or any other kind of alienation of its actual participation in its subsidiaries properties, except in the conditions settled in the agreement.

  The forbiddance to charge indispensable assets for the normal course of business, except in the conditions settled in the agreement.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

- The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for MMUS$25, with the Scotiabank Sud Americano as Arranger, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

  The Company must maintain a hedge over financial expenses not lower than 3 .

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to UF 14,800,000.

  The forbiddance to sell, transfer or any other kind of alienation of its actual participation in its subsidiaries properties, except in the conditions settled in the agreement.

  The forbiddance to charge indispensable assets for the normal course of business, except in the conditions settled in the agreement.

  The forbiddance to lend loans to it shareholders for operations out of the normal course of business.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

- Inversiones Coronel Limitada

Dated may 30th 2002, was received from the Servicio de Impuestos Internos (Taxes Government Office) a liquidation of THCH$406,545 due to supposed differences in the determination of the income taxes. The Company have not recognized any provision related to this matter due to, that as it advisors, it considers that the claim presented by the company contains the necessary elements to leave without effect that liquidation.

- Forestal Argentina S.A.

The loans entered by the Company with The Dredner Bank Lateiamerica A.G. and Security Bank, some obligations that are normal in this kind of agreement, such as the ones as follows:

  The ratio between EBITDA and financial expenses must be higher or equal to 1.8 times.

  Maintenance of a Leverage Ratio, as defined in the respective contracts, lower or equal to 0.5, and,

  Maintenance of a shareholder's equity not lower than US$ 50,000,000

In case of a default in any obligation, any of the banks could demand the immediate payment of the debt, as if were of past due date and currently exigible, all of this, notwithstanding the of the others Banks rights.

In consideration as of june 30 2002, the shareholders equity was lower than the minimum described above, due to the economic crisis held in Argentina and the devaluation happened in early 2002, condition that is still outstanding at the date of this financial statements, dated august 27 2002, the company obtained a waiver from the Dresdner Bank Lateiamerica A.G. until December 31 2002. This waiver was enlarged until April 30 2003, due that the bank in accordance with the company, and over the consolidated statements as of December 31 2002, will check the stipulations content in the respective loans agreements. Dated may12 2003, the Dresdner Bank Lateiamerica A.G. informed by letter to Forestal Argentina S.A., that is actually analyzing the company's audited balances as of December 31 2002, and that while that analysis is not finished, the bank will not declare an event of default for not fulfilling the minimum shareholders equity. Finally, the bank informed that it expects that the analyzing process and modification of the obligation will end on June 30 2003.

The following table resumes the contingencies and covenants and guarantees assumed by the company

Institution	Debtor		GuarantyType	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	03/31/2003	03/31/2002	03/31/2004	Assets	03/31/2005	Assets	03/31/2006	Assets
Raboinvestments Chile S.A.	Forestal Tornagaleones S.A.	Subsidiary	Suretyship	Net Worth	11,155,715	11,155,715	10,404,129	913,875	0	731,560	0	2,194,680	0
Security Bank	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	2,054,171	2,054,171	1,919,082	347,198	0	682,789	0	682,789	0
Dresner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	4,429,392	4,429,392	4,128,817	40,032	0	1,463,120	0	1,463,120	0
Banco de Chile New York Branch	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	11,136,874	11,136,874	7,657,430	163,473	0	1,572,854	0	3,145,708	0
Comerica Bank	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	11,127,037	11,127,037	0	153,637	0	3,135,466	0	3,135,466	0
Citibank N.A.	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	43,122,360	43,122,360	40,140,411	6,753,378	0	12,122,994	0	12,122,994	0
The Bank of Nova Scotia	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	18,382,527	18,382,527	0	93,527	0	0	0	5,486,700	0
Private Placement	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	52,763,224	52,763,224	49,093,386	19,843,024	0	6,584,040	0	6,584,040	0
BankBoston N.A.	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	0	0	2,501,033	0	0	0	0	0	0
BankBoston Banco Multiplo S/A.	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	88,257,588	88,257,588	73,885,233	3,013,862	0	49,380,300	0	30,010,946	0
ABN Amro Bank	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	61,089	61,089	893,663	61,089	0	0	0	0	0
Rabobank Ireland PLC	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	22,562,107	22,562,107	20,340,897	1,712,647	0	20,849,460	0	0	0
BankBoston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	5,537,301	5,537,301	5,421,140	5,537,301	0	0	0	0	0
Banco de Boston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	81,787	81,787	0	76,086	0	5,701	0	0	0
Banco de la Nacion Argentina	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	0	0	199,353	0	0	0	0	0	0

NOTE 23 -LIENS OBTAINED FROM THIRD PARTIES

Masisa S.A.
The Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThCh$3,939,990 (ThCh$4,298,893 in 2002)

Forestal Tornagaleones S.A.

Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThCh$192,242 at march 31th 2003. (ThCh185,393 in 2002)

NOTE 24 - NATIONAL AND FOREIGN CURRENCY

a)     Assets

The breakdown of all foreign currency accounts is as follows:

		Amount
Account	Currency	03/31/2003	03/31/2002
Cash	ThCh$ not adjustable	558,425	454,059
Cash	US$	823,417	1,266,349
Cash	ThAr$	114,085	432,527
Cash	Re	190,133	445,524
Cash	Mexican pesos	870,801	367,898
Cash	Sol	985	0
Time deposit	US$	6,338,967	1,838,461
Time deposit	Re	569,121	599,333
Marketable securities	U.F.	1,360,000	571,200
Marketable securities	ThAr$	183,059	0
Account receivable	ThCh$ not adjustable	11,278,280	11,496,015
Account receivable	US$	9,193,372	5,681,790
Account receivable	ThAr$	732,813	1,294,105
Account receivable	Sol	0	77
Account receivable	Re	7,045,399	6,723,725
Account receivable	Mexican pesos	5,579,823	1,302,718
Notes receivable	ThCh$ not adjustable	1,804,389	2,676,645
Notes receivable	US$	2,506,113	19,163
Notes receivable	ThAr$	869,684	1,462,820
Notes receivable	Sol	0	2,037,970
Notes receivable	Re	2,654	0
Sundry debtors	ThCh$ not adjustable	803,297	1,051,932
Sundry debtors	US$	1,412,152	157,853
Sundry debtors	ThAr$	646,903	336,847
Sundry debtors	Sol	0	6,211
Sundry debtors	Re	780,039	1,732,555
Sundry debtors	Mexican pesos	54,508	19,274
Sundry debtors	Swedish crone	18,392	0
Notes and accounts receivable from related companies	ThCh$ not adjustable	0	1,168,307
Notes and accounts receivable from related companies	US$	1,541,754	4,317,700
Inventories	Adjustable ThCh$	19,306,492	18,934,831
Inventories	US$	28,982,627	13,646,185
Inventories	ThAr$	783,899	478,608
Inventories	Mexican pesos	0	1,912,411
Recoverable taxes	Adjustable ThCh$	2,079,861	284,526
Recoverable taxes	ThAr$	3,957,007	1,749,787
Recoverable taxes	Sol	117,891	190,397
Recoverable taxes	Re	966,815	322,295
Recoverable taxes	Mexican pesos	2,893,407	1,657,694
Recoverable taxes	Sucre	33,930	0
Prepaid expenses	ThCh$ not adjustable	1,211,663	483,862
Prepaid expenses	US$	530,153	289,693
Prepaid expenses	ThAr$	123,398	219,530
Prepaid expenses	Re	543,733	455,561
Deferred taxes	ThCh$ not adjustable	331,022	(265,188)
Deferred taxes	ThAr$	0	609,203
Others currents assets	US$	4,417,441	3,055,997
Fixed assets	Adjustable ThCh$	146,566,955	143,601,887
Fixed assets	US$	309,069,635	275,308,830
Investments in related companies	Adjustable ThCh$	202	0
Investments in related companies	US$	0	0
Investments in other companies	Adjustable ThCh$	137,601	156,191
Goodwill	Adjustable ThCh$	941,586	1,163,476
Higher investment value	Adjustable ThCh$	(1,392,644)	0
Long term receivables	US$	432,065	650,253
Long term receivables	ThCh$ not adjustable	61,031	0
Long term receivables	ThAr$	206,211	220,133
Long term receivables	Re	324,673	436,028
Notes and accounts receivables from related companies	US$	2,174,352	2,247,624
Others	ThCh$ not adjustable	312,907	760,659
Others	ThAr$	2,419,979	919,251
Others	US$	106,093,186	93,288,722
Others	Mexican pesos	385,277	755
Total Assets
	ThCh$ not adjustable	16,361,014	17,826,291
	US$	473,515,234	401,768,620
	ThAr$	10,037,038	7,722,811
	Re	10,422,567	10,715,021
	Mexican pesos	9,783,816	5,260,750
	Sol	118,876	2,234,655
	U.F.	1,360,000	571,200
	Swedish Crone	18,392	0
	Adjustable ThCh$	167,640,053	164,140,911
	Sucre	33,930	0

b)     Currents Liabilities

The breakdown of all foreign currency accounts is as follows:

		Until 90 days				90 days to 1 year
		03/31/2003		03/31/2002		03/31/2003		03/31/2002
Account	Currency	Amount	Annual Rate	Amount	Annual	Amount	Annual Rate	Amount	Annual Rate
Due to banks and financial institutions short/term	U.F.	26,662	0	0	0	0	0	0	0
Due to banks and financial institutions short/term	US$	809,040	2.85%	14,162,793	3.67%	17,661,896	2.62%	16,386,709	3.23%
Due to banks and financial institutions short/term	ThAr$	0	0	74,758	5.76%	0	0	124,595	5.76%
Due to banks and financial institutions short/term	Re	61,089	0	893,663	20.35%	0	0	0	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0	0	0	0	1,459,256	6.70%	1,470,096	6.70%
Short/term portion of long/term liabilities to banks and financial institutions	US$	6,274,234	3.28%	3,405,087	0	6,917,394	2.89%	986,665	0
Short/term portion of long/term liabilities to banks and financial institutions	ThAr$	17,102	0	0	0	58,985	0	0	0
Short term portion of long term Bond	US$	19,843,024	7.82%	1,435,692	0	0	0	0	0
Long/term liabilities due within one year	US$	52,264	10.52%	435,257	12.67%	177,127	10.59%	1,236,586	11.10%
Dividends payable	ThCh$ not adjustable	115,047	0	101,947	0	0	0	0	0
Accounts payable	ThCh$ not adjustable	7,226,072	0	5,353,274	0	0	0	0	0
Accounts payable	US$	2,178,560	0	99,147	0	0	0	0	0
Accounts payable	ThAr$	2,497,028	0	2,285,432	0	0	0	0	0
Accounts payable	Re	1,962,983	0	1,112,433	0	0	0	0	0
Accounts payable	Euro	153,292	0	194,614	0	0	0	0	0
Accounts payable	Swedish Crone	0	0	58,090	0	0	0	0	0
Accounts payable	Mexican pesos	2,263,319	0	479,171	0	0	0	0	0
Sundry debtors	US$	707,638	0	429,796	0	0	0	0	0
Sundry debtors	Sol	0	0	4,692	0	0	0	0	0
Notes and accounts payable to related companies	ThCh$ not adjustable	548,890	0	3,708	0	0	0	0	0
Notes and accounts payable to related companies	US$	917,383	0	0	0	0	0	0	0
Provisions	ThCh$ not adjustable	421,476	0	1,268,640	0	170,985	0	0	0
Provisions	US$	0	0	0	0	854,633	0	835,806	0
Provisions	ThAr$	52,080	0	1,319	0	202,271	0	376,110	0
Provisions	Re	610,393	0	455,497	0	0	0	0	0
Provisions	Sol	13,985	0	3,327	0	0	0	0	0
Provisions	Mexican pesos	406,996	0	285,115	0	0	0	0	0
Withholdings	ThCh$ not adjustable	268,102	0	282,199	0	0	0	0	0
Withholdings	US$	1,027	0	0	0	0	0	0	0
Withholdings	ThAr$	790,066	0	219,207	0	0	0	0	0
Withholdings	Re	357,041	0	0	0	0	0	0	0
Withholdings	Sol	2,197	0	0	0	0	0	0	0
Withholdings	Mexican pesos	65,910	0	78,928	0	0	0	0	0
Income tax	ThCh$ not adjustable	2,426,124	0	364,082	0	0	0	138,542	0
Income tax	US$	695,762	0	0	0	176,729	0	0	0
Income tax	Re	0	0	403,887	0	0	0	0	0
Income tax	Mexican pesos	8,692	0	0	0	0	0	0	0
Unearned taxes	ThCh$ not adjustable	1,677	0	147,307	0	29,312	0	0	0
Others currents payables	ThCh$ not adjustable	0	0	4,533	0	0	0	0	0
Others currents payables	US$	0	0	0	0	0	0	1,238,946	0
Others currents payables	ThAr$	0	0	0	0	4,562	0	0	0
Others currents payables	Re	799,725	0	0	0	0	0	0	0
Others currents payables	Mexican pesos	205,275	0	0	0	0	0	0	0
Total current liabilities
	U.F.	26,662	0	0	0	1,459,256	0	1,470,096	0
	US$	31,478,932	0	19,967,772	0	25,787,779	0	20,684,712	0
	ThAr$	3,356,276	0	2,580,716	0	265,818	0	500,705	0
	Re	3,791,231	0	2,865,480	0	0	0	0	0
	ThCh$ not adjustable	11,007,388	0	7,525,690	0	200,297	0	138,542	0
	Euro	153,292	0	194,614	0	0	0	0	0
	Swedish Crone	0	0	58,090	0	0	0	0	0
	Mexican pesos	2,950,192	0	843,214	0	0	0	0	0
	Sol	16,182	0	8,019	0	0	0	0	0

c)    Long-Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Due to banks and financial institutions	U.F.	2,860,738	6.70%	715,184	6.70%	0	0	0	0
Due to banks and financial institutions	US$	148,186,648	8.12%	50,855,195	3.94%	0	0	0	0
Due to banks and financial institutions	ThAr$	0	0	0	0	0	0	0	0
Bonds	US$	13,168,080	8.06%	13,168,080	8.06%	6,584,040	8.06%	0	0
Sundry creditors	ThCh$ not adjustable	0	0	0	0	0	0	918,175	0
Sundry creditors	US$	253,943	10.50%	0	0	0	0	0	0
Sundry creditors	ThAr$	0	0	0	0	0	0	1,059,901	0
Deferred taxes adjustable	ThCh$ not	0	0	0	0	0	0	4,808,799	0
Deferred taxes	ThAr$	259,476	0	259,476	0	98,499	0	0	0
Others Long term liabilities	Re	0	0	3,326,343	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	21,420	0
Total long-term liabilities
	U.F.	2,860,738	0	715,184	0	0	0	0	0
	US$	161,608,671	0	64,023,275	0	6,584,040	0	21,420	0
	ThAr$	259,476	0	259,476	0	98,499	0	1,059,901	0
	ThCh$ not adjustable	0	0	0	0	0	0	5,726,974	0
	Re	0	0	3,326,343	0	0	0	0	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Due to banks and financial institutions	U.F.	2,865,778	6.70%	2,149,334	0	0	0	0	0
Due to banks and financial institutions	US$	38,443,085	5.85%	104,279,	9.08%	4,425,357	6.30%	0	0
Bonds	US$	23,148,023	7.88%	12,254,836	8,06%	12,254,835	8.06%	0	0
Sundry creditors	ThCh$ adjustable	21,523	0	0	0	890,996	0	0	0
Sundry creditors	US$	455,120	10.59%	0	0	0	0	0	0
Sundry creditors	ThAr$	0	0	0	0	981,717	0	0	0
Sundry creditors	Re	0	0	1,738,955	0	0	0	0	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	3,350,876	0
Deferred taxes	ThAr$	0	0	0	0	0	0	1,282,522	0
Deferred taxes	Mexican pesos	0	0	0	0	0	0	56,415	0
Total long-term liabilities
	U.F.	2,865,778	0	2,149,334	0	0	0	0	0
	US$	62,046,228	0	116,534,007	0	16,680,192	0	0	0
	ThCh$ adjustable	21,523	0	0	0	890,996	0	0	0
	ThAr$	0	0	0	0	981,717	0	1,282,522	0
	Re	0	0	1,738,955	0	0	0	0	0
	ThCh$ not adjustable ThAr$	0	0	0	0	0	0	3,350,876	0

	Mexican pesos	0	0	0	0	0	0	56,415	0

NOTE 25 - SANCTIONS

During the period covered by this financial statements, the Superintendencia de Valores y Seguros no has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 26 - SUBSEQUENT EVENTS

25 de Abril 2003.- Se comunica a la Superintendencia de Valores y Seguros y Bolsas de Comercio del país, que en Junta General Ordinaria de Accionistas de la sociedad, realizada el 24 de abril de 2003, se adoptaron, entre otros, los siguientes acuerdos:

  To designate Mr. Julio Moura, Mr. Gonzalo Zegers Ruiz-Tagle, Mr. Jaime Fernández Hernández, Mr. Patrick Nielson, Mr. Jorge Carey Tagle, Mr. Miguel Ignacio Guerrero Gutiérrez, and Mr. Isidoro Palma Penco as the member of the Company’s Board of Directors.

  To distribute a definitive dividend of Ch$3,3749662303 per common share, representing approximately US$ 0.1428 per ADS (translated to U.S. dollars only for illustrative purposes at the observed exchange rate of April 24 2003, which is US$1=Ch$708.85), payable on May 23, 2003 to Masisa’s shareholders, as of record date May 16.

  To designate PricewaterhouseCoopers as external auditors for the 2003 period.

Between March 31, 2003 and the emission date of this financial statements (May 14, 2003), no significant event that affects the financial situation of the company have taken place.

NOTE 27 - ENVIRONMENTAL

The company focuses its environmental policies through 2 perspectives,

1)     Legal Aspects
Concentrate all subjects related to authorization requests and certifications related to environmental matters.

2)     Clean production profitability
Under the concept that each process may be improved through an adequate environmental management, the company is constantly evaluating projects to reduce cost and wastes in its production processes.
The company has committed the following investments in its operating processes related to the environmental subject, Current Projects as of March,31, 2003

  Masisa Chile

Certification SCS implementation (Scientific Certification System) MDF facilities, Argentina , Brasil and Chile. Budget THCH$28.744 Invested THCH$0

— Cabrero facility

Paving stones installation in chips central. Budget THCH$21.135 Invested THCH$19.999
Mud press sheet waste wash clean . Budget THCH$18.685 Invested THCH$15.906
Riles pond agitator, Cabrero facility. Budget THCH$12.278 Invested THCH$10.453
Chip’s water wash clean. Budget THCH$34.581 Invested THCH$17.002

— Puschmann facility

Rain waters evacuation. ISO 14001 Norm Budget THCH$6.629 Invested THCH$0
Formaldehyde evacuation. ISO 14001 Norm. Budget THCH$5.769 Invested THCH$0
Containers construction. ISO 14001 Norm Budget THCH$4.251 Invested THCH$0
Contractor’s casino enablement and sewage improvement . ISO 14001 Norm Budget THCH$1.073 Invested THCH$0

Masisa Argentina S.A. – Concordia facility

Closing shed construction in sawdust unload and storing zone, avoiding the scattering of the dust during the unload. Budget THCH$ 22.996 Invested THCH$ 23.12
Rain waters drain construction in Rucci street, avoiding this waters to flow into neighbors houses and lands. Budget THCH$ 25.008 Invested THCH$ 0 — Implementation during 2003
Closing of rejection walls zone, in particle board drier yard, this contains dust in certain stages of the process. Budget THCH$ 5.749 Investment THCH$ 0 — Implementation during 2003
Plantation of two new green curtains (approx. 2,000 trees of different kind) inside the plant, parallels to Rucci street, in order to bring additional barrier to noise and wind. Budget THCH$ 7.761
Invested THCH$ 0 — Implementation during 2003
Enlargement of the liquid effluent plant; allowing bigger operating reliability to the primary effluent plant. Budget THCH$ 64.675 Investment THCH$ 0 — Implementation during 2003
Change in the reception bucket of the energy plant; allows the reception of wood residuals in order to use them as fuel, avoiding residuals piles formation that produce dust. Budget THCH$ 8.623 Invested THCH$ 0 — Implementation during 2003
ISO 14.001 Project. The Company pretend to certify the environmental management processes during 2003.

Forestal Tornagaleones S.A.
From April 2001, this subsidiary started the ISO 14001 certification process, that implies the creation of an environment management system. For this purpose, the company has invested ThCh$32,510 during 2002. As of December 31, 2002 is in the implementation and evaluation phase for the Environmental Management System developed, in order to approve the certification auditory during 2003.

Forestal Argentina S.A.
The subsidiary Forestal Argentina S.A. has incurred in expenses for ThCh$11,154 during 2002 related to environmental studies (law 25,080) aimed to improve production and other environment related processes. This investments are the starting point for the beginning of an Environmental Management System that would be use as base for ISO 14001 certification. Another new was the inauguration of the Ayuí Natural Reservation in a land of the company in the Concordia-Entre Ríos zone and the beginning of the work of development of a second natural reserve in the Paso de los Libres – Corrientes zone.

Projects ended in 2002

Masisa Chile

Environmental Management System implementation and certification at Puschmann facility. Budget: ThCh$ 13.271 Invested: ThCh$ 8.475 (ThCh$ 5.475 in 2002)
Environmental Management System implementation and certification at Cabrero facility. Budget: THCH$ 22.009 Invested: MS$ 6.697 (ThCh$ 6.106 in 2002)
Measurements of emissions associate to ISO 14.001 Norm. Cabrero and Puschmann facilities. Budget: ThCh$7.200 Invested: MS$ 3.333 (ThCh$ 3.333 in 2002 )

Masisa Argentina S.A.

Dust transportation from particle board to MDF, in order to use it as fuel eliminating the atmospheric burner. Budget ThCh$ 114.978 Invested ThCh$ 117.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2003

Masisa S.A.

By:	/S/ Carlos Marín
Carlos Marín Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.